Heramba Electric plc
Kiepe Platz 1
D-40599 Düsseldorf
Germany

March 18, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Kevin Woody
Jeff Gordon
Gregory Herbert
Geoffrey Kruczek

Re:	Heramba Electric plc

Registration Statement on Form F-4, as amended

File No. 333-275903

To the addressees set forth above:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Heramba Electric plc (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-275903) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 19, 2024 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Nick Dhesi of Latham & Watkins LLP at (713) 546-7409 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Dr. Hans-Jörg Grundmann
Name:	Dr. Hans-Jörg Grundmann
Title:	Director

cc:	Nick Dhesi, Latham & Watkins LLP